Filed Pursuant to Rule 425(b)
Soybean Processors, LLC
File. No. 333-75804

June 6, 2002

Dear Member:

        Enclosed you will find a prospectus regarding the proposed change of South Dakota Soybean Processors, a 521 tax-exempt cooperative, to South Dakota Soybean Processors, LLC, a limited liability company. Please take time to read the prospectus regarding the reorganization before deciding how to vote on the transaction. It contains information that is important to you as a member. You may view additional information and documents referenced in the prospectus relating to SDSP and the reorganization for free at the SEC's website or by requesting copies from SDSP.

        You are cordially invited to attend a special meeting to be held at the Brookings Inn on Thursday June 20, 2002 at 1:00 pm. Registration begins at 12:00 pm. At this meeting we are asking you to vote on the adoption of the plan of reorganization which has been approved by the Board of Directors. Seventy-Five percent (75%) of all ballots received must be cast "For" in order to approve the reorganization. If you attend the special meeting, you will need to bring your official ballot with you. No ballots will be provided at the meeting.

        If you are unable to attend the special meeting, you may still vote by marking the enclosed ballot and returning it in the enclosed self-addressed postage paid envelope. Please allow plenty of time for mailing because only ballots received at the Volga SDSP main office by noon on June 20, 2002 will be included in the vote.

        The Board of Directors of South Dakota Soybean Processors unanimously recommends that you vote "For" the adoption of the proposed Plan of Reorganization on the enclosed ballot.

        If you have any questions regarding the transaction, you may contact Connie Kelly, Chief Financial Officer at (605) 627-6102. Due to the important nature, and high percentage needed to pass the adoption of the plan of reorganization, we encourage all members to vote.

Sincerely,

South Dakota Soybean Processors

/s/ Paul W. Casper

Paul Casper
President

Enclosures